SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549






--------------------------------------------------
                                                  :
                In the Matter of                  :
                                                  :
   CENTRAL AND SOUTH WEST CORPORATION, ET AL      :  CERTIFICATE
                                                  :
               File No. 70-8327                   :       OF
                                                  :
  (Public Utility Holding Company Act of 1935)    :  NOTIFICATION
--------------------------------------------------:






    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period April 1, 1997 through June 30, 1997.








The requested information for the second quarter of 1997 is as follows:


---------------------------------------------------------------------
                             CPL     PSO     SWEPCO     WTU     TOTAL

---------------------------------------------------------------------

LIST OF
MUNICIPALITIES TO            None    None     None      None    None
WHICH SERVICES WERE
PROVIDED

---------------------------------------------------------------------

AMOUNT OF REVENUES
RECEIVED                     None    None     None      None    None


---------------------------------------------------------------------

EXPENSES INCURRED            None    None     None      None    None

---------------------------------------------------------------------






                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 21st day of July 1997.

                                   Central Power and Light Company
                                   Public Service Company of Oklahoma
                                   Southwestern Electric Power Company
                                   West Texas Utilities Company

                                   /S/ R. RUSSELL DAVIS
                                       R. Russell Davis
                                          Controller